201 N. Harrison St.	Carl G. Schmidt
Davenport, IA 52801	Vice President, Chief Financial
www.lee.net	Officer and Treasurer
(563)383-2179
Fax: (563)327-2600
carl.schmidt@lee.net

April 5, 2010

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:	Lee Enterprises, Incorporated
Form 10-K for the year ended September 27, 2009
Filed December 11, 2009
File No. 001-06227

Dear Ms. Cvrkel:

The following is in response to your March 31, 2010 letter, which was received via facsimile on the same day.

Form 10-K for the year ended September 27, 2009.

Comment 1 – Signatures
Staff Comment:

We note your response to our prior comment 3 and reissue the comment. The principal and accounting officer should also sign underneath the language indicating that the following persons have signed on behalf of the Registrant and in their respective capacities. Please refer to General Instructions D.2. for Signatures on Form 10-K.

Response:

The Company will comply with this requirement in future filings.

* * * *

As requested, the Company acknowledges:

•	Its responsibility for the adequacy and accuracy of the disclosures in its filings;
•	That Staff comments or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings, and;
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

Please contact me at 563-383-2179 or Carl.Schmidt@lee.net if you wish to further discuss any of the above matters.

Sincerely,

Carl G. Schmidt
Vice President, Chief Financial Officer and Treasurer